SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 2

Multi-Manager Master Portfolio, LLC

(Name of Issuer)

Multi-Manager Master Portfolio, LLC

(Name of Person(s) Filing Statement)

Limited Liability Company Interests

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

Thomas Carroll c/o GenSpring Family Offices, LLC 150 South US Hwy 1, Suite 400 Jupiter, Florida 33477	With a copy to: Kenneth Gerstein, Esq. Schulte Roth & Zabel, LLP 919 Third Avenue New York, NY 10022 (212) 756-2533

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

(February 22, 2013)

This Amendment No. 2 to the Issuer Tender Offer Statement on Schedule TO of the Multi-Manager Master Portfolio, LLC (the “Portfolio”) relating to an offer to purchase (the “Offer”) up to $60,000,000 of limited liability company interests (“Interests”) in the Portfolio or portions thereof pursuant to tenders by members of the Portfolio at their estimated net asset value as of December 31, 2012 and originally filed with the Securities and Exchange Commission on September 21, 2012 and amended on October 22, 2012, constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.

The Offer terminated at 12:00 midnight, Eastern time, on October 22, 2012 (the “Repurchase Request Deadline”). Pursuant to the Offer, $63,190,447.12 of Interests were tendered and accepted by the Portfolio.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2013

Multi-Manager Master Portfolio, LLC

By:	/s/ Thomas Carroll
Name:	Thomas Carroll
Title:	President